[MORGAN LEWIS & BOCKIUS LLP LETTERHEAD]

Joanne R. Soslow

Partner

215.963.5262

jsoslow@morganlewis.com

September 10, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention:        Gregory Dundas

                Division of Corporation Finance

Re:        Susquehanna Bancshares, Inc.

              Form 10-K for the fiscal year ended December 31, 2007

              Filed February 29, 2008

              File No. 1-33872

Dear Mr. Dundas:

On behalf of Susquehanna Bancshares, Inc. (the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) contained in your letter dated August 29, 2008 to William J. Reuter, Chairman and Chief Executive Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

In response to your letter, set forth below are the Staff’s comments in bold followed by the Company’s responses.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 26

Results of Operations, page 30

1.	We refer to the fourth paragraph on page 35 that states the Company recorded an $11.1 million additional provision for loans and lease losses in the fourth quarter of 2007. We note this additional provision represented the estimated impact of your allowance for loan losses assessment on Community Bank’s loan portfolio, in addition to the $7.4 million allowance related to $16.4 million of impaired loans acquired.

Securities and Exchange Commission

September 10, 2008

•

Please tell us and describe in MD&A in future filings the reasons for recording an additional $11.1 million provision related to the Community Bank’s loan portfolio, subsequent to the November acquisition date.

•

Tell us how you considered in your evaluation the requirements of SAB No. 61, Adjustments to Allowance for Loan Losses in Connection with Business Combinations, regarding the appropriateness of the allowance for loan losses of Community Bank as of the acquisition date.

•

Tell us how you considered the requirements of SOP 03-3 in your credit risk assessment of the loan portfolio acquired from Community Bancshares that resulted in this additional provision subsequent to the acquisition date.

The primary reason the Company recognized the additional $11.1 million provision is that it evaluated more of the Community Banks, Inc. (“Community Bank”) loan portfolio under SFAS 5 rather than SFAS 114 in accordance with the Company’s allowance for loan and lease loss methodology. SFAS No. 114 states that a loan is considered impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. Based on this guidance, Community Bank defined an impaired loan as any loan rated special mention or worse, regardless of accrual status, while the Company defines an impaired loan as any non-consumer, non-accrual loan in an amount greater than $0.25 million. Both the Company and Community Bank assess pools of homogenous loans not considered to be impaired under SFAS No. 114, in accordance with the guidance of SFAS No. 5 to determine if a probable loss has been incurred. This difference in how impaired loans are determined resulted in the Company’s evaluation of $70.0 million of loans in the Community Bank portfolio under SFAS No. 5, where Community Bank evaluated these same loans individually under SFAS No. 114 with a $0 reserve based on the net realizable value of the underlying collateral.

Under SFAS No. 5, the Company considers many factors. Loans that are not identified as impaired under the provisions of SFAS No. 114 are segregated into homogeneous pools with loss allocation rates that reflect the severity of risk. Loss rates are adjusted by applying other factors to the calculations. These factors include adjustments for current economic trends, delinquency and risk trends, credit concentrations, credit administration, migration analysis, and other special allocations for unusual events or changes in products.

The difference in definition of impaired loans that resulted in the Company evaluating loans under SFAS No. 5 that Community previously evaluated under SFAS No. 114 resulted in an additional reserve requirement of $8.1 million. The remaining $3.0 million reserve difference resulted from the Company’s classification of Community Bank’s loan portfolio into more risk categories than the categories used by Community Bank. The Company classifies loans into nine categories with different risk factors, whereas Community Bank had five categories. These

Securities and Exchange Commission

September 10, 2008

category differences resulted in loans being evaluated in SFAS No. 5 pools with more severe risk factors then they had been evaluated by Community Bank prior to the merger.

Prior to recording the $11.1 million provision, the Company had several discussions with Community Bank’s senior management, Community Bank’s independent accountants, and the Company’s independent accountants in order to assess the appropriateness of Community Bank’s application of SFAS No. 114. The Company considered these discussions, as well as applicable technical guidance, including SAB No. 61, Adjustments to Allowances for Loan Losses in Connection with Business Combinations. Specifically, the Company considered SAB Topic 2-A.5, which indicates that because the estimation of probable losses involves judgment, banks may differ in their systematic approach to determine the estimate of probable losses. Further, this SAB Topic also states that “needed changes in allowances for loan losses are ordinarily to be made through provisions for loan losses rather than through purchase accounting adjustments.” Ultimately, the Company concluded that Community Bank’s methodology was supportable under GAAP, and that it was appropriate to record the $11.1 million adjustment to the allowance for loan losses in the 4th quarter of 2007, subsequent to the acquisition of Community Bank.

With respect to SOP 03-3, the term “valuation allowance” was improperly used in conjunction with the $7.4 million. The $7.4 million actually represents a discount on specific loans in the Community Bank loan portfolio through the application of fair value purchase accounting. Please see the response to Comment 5 for additional information, which includes a discussion of SOP 03-3.

In future filings, the Company will describe in MD&A the reasons as set forth herein for recording the $11.1 million provision and revise the description of the application of SOP 03-3 to the Community Bank acquisition.

Provision and Allowance for Loan Losses, page 34

2.	We note the third paragraph on page 35 refers to the determination of the level of the allowance for “possible” loan and lease losses. In future filings, please revise to refer to the allowance for “probable” losses.

In future filings, the Company will refer to the allowance for “probable” loan and lease losses.

3.	We refer to the second sentence of the third paragraph on page 37 that states, prior to foreclosure, the recorded amount of the loan is written down, if necessary, to fair value by charging the allowance for loan and lease losses. In future filings, if true, please revise this sentence to indicate that fair value refers to the fair value of the related real estate collateral.

Securities and Exchange Commission

September 10, 2008

In future filings, the Company will revise this sentence as follows: “Prior to foreclosure, the recorded amount of the loan is written-down, if necessary, to the fair value of the related real estate collateral.”

Financial Statements for the three-year period ended December 31, 2007

Note 5, Loans and Leases, page 89

4.	We refer to the “Impaired Loans” section that states the Company had impaired loans as of December 31, 2007 totaling $40.7 million of which $27.7 million, or 68%, did not have a related reserve. Please tell us and in future filings, discuss in the “Provision and Allowance for Loan and Lease Losses” section of MD&A:

•	The relationship between the $40.7 million of impaired loans and the $56.7 million of non-accrual loans in Table 4, Non-Performing Assets, on page 37.

•	Discuss the extent of collateralization and other credit risk limiting factors you have considered with respect to impaired loans for which no reserve was required.

The Company’s future filings will include the following information (updated for the appropriate periods) in the “Provision and Allowance for Loan and Lease Losses” section of MD&A:

Of the $56.7 million of non-accrual loans, $40.7 million, or 71.8%, represented non-consumer loans greater than $0.25 million that had been evaluated and considered impaired under SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” Of the $40.7 of impaired loans, $27.7 million, or 68.0%, had no related reserve. The determination that no related reserve for these collateral-dependent loans was required was based on the net realizable value of the underlying collateral.

Note 6, Allowance for Loan and Lease Losses, page 90

5.	We refer to the $19.1 million increase in the allowance in 2007 related to the acquisition of Community Bank. We also refer to footnote (1) on page 90 that states the Company identified impaired loans related to the Community Bank acquisition for $16.35 million as defined in SOP 03-3 and SFAS 114 for which you recorded a valuation allowance of $7.37 million. Please tell us and revise future filings to discuss the following:

Securities and Exchange Commission

September 10, 2008

•

The authoritative accounting literature you relied on to record a valuation allowance of $7.37 million with respect to the $16.35 million of impaired loans acquired that fell under the scope of SOP 03-3. Consider in your response that paragraph 4 of SOP 03-3 precludes establishing an allowance for loans losses with respect to impaired loans acquired in a business combination that falls under the scope of SOP 03-3.

•	The disclosure required by paragraphs 14 and 16 of SOP 03-3 including, but not limited to the following information with respect to loans that fell within the scope of the SOP:

•	The outstanding contractual balance and related carrying amount at the beginning and end of each fiscal period.

•	A reconciliation of the amount of accretable yield at the beginning and end of period.

•	The contractually required payments receivable, cash flows to be collected as of the acquisition date.

•	A description of the consideration given to prepayments in the determination of contractual cash flows and cash flows expected to be collected.

The Company improperly used the term “valuation allowance.” The $7.365 million represents the excess of contractually required payments receivable over the amount of cash flows expected to be collected. The Company’s future filings will be revised as follows:

(1) As part of the Community acquisition, the Company recorded a $19.119 million addition to the allowance for loan and lease losses. The Company evaluated Community’s loan portfolio at the time of acquisition and identified loans for which there was evidence of deterioration of credit quality since origination and for which it was probable that all contractually required payments would not be collected, in accordance with Statement of Position 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer,” and SFAS No. 114, “Accounting by Creditors for Impairment of a Loan.” The contractually required payments receivable related to these loans totaled $16.350 million, and cash flows expected to be collected at acquisition totaled $8.985 million. Prepayments were not considered in the determination of cash flows expected to be collected.

Securities and Exchange Commission

September 10, 2008

In the future, for the loans within the scope of SOP 03-3, the Company will continue to estimate cash flows expected to be collected over the life of the loan in accordance with Paragraph 8 of SOP 03-3.

The Company considers the current amount of loans accounted for under SOP 03-3 as immaterial and therefore has not applied the disclosure requirements in paragraphs 14 and 16 of SOP 03-3. In the future, if the total amount of loans accounted for under SOP 03-3 becomes material, the Company will make the required disclosures found in paragraphs 14 and 16 of SOP 03-3.

Note 1, Summary of Significant Accounting Policies, Recent Accounting Pronouncements, page 81

6.	We refer to the statement in the third paragraph on page 83 that states the adoption of SFAS 156 had no material effect on the results of operations or financial condition. Please tell us and provide in future filings the following information:

•

Describe how the Company has adopted the requirements of paragraph 4.e of SFAS 156 regarding the initial recognition and measurement of the servicing asset related to home equity loans. Refer to the “Servicing Fees under Securitization Transactions, Agency Agreements, and Lease Sales” section on page 80 that states the Company has recorded servicing assets for the securitized home equity loans.

•

Describe how the Company has adopted the valuation and disclosure requirements of paragraph 4.f of SFAS 156 which permits the Company to subsequently remeasure servicing assets and liabilities using either the amortization method or the fair value measurement method separately for each class of servicing asset and servicing liability. Consider in your disclosure that once the Company has elected the fair value measurement method for a class of servicing assets and servicing liabilities, the election cannot be reversed.

At December 31, 2007, the Company’s servicing assets related to securitized home equity loans totaled $1.6 million. As discussed in Note 21, the Company applies SFAS 156 paragraph 4e to the initial carrying values of retained interests in securitizations, including servicing rights, through allocating the carrying value among the assets sold and retained based on their relative fair values, with regard to auto leasing. This same approach is used for home equity loans and will be appropriately disclosed in future filings. The Company applies the SFAS 156 paragraph 4f amortization method when it re-measures the servicing assets each quarter. The Company considers these servicing assets to be immaterial items and therefore has not applied the disclosure provisions of SFAS 156.

Securities and Exchange Commission

September 10, 2008

In future filings, the Company will disclose the immateriality of its servicing assets. If, in the future, the total of servicing assets increases to a level considered material, the Company will provide the disclosures required by SFAS 140 and SFAS 156 in its filings.

Note 21, Securitization Activity, page 109

7.	Tell us where you have provided the following disclosure requirements of SFAS 156 with respect to servicing rights of home equity loans for which you have recorded an asset as described in Note 1, Servicing Fees under Securitization Transactions, Agency Agreements and Lease Sales, on page 80:

•

The general presentation and disclosure requirements for all servicing asset and liabilities in paragraph 4.h of SFAS 156. The disclosure should include, but not be limited to management’s basis for determining its classes of servicing assets and liabilities and a description of the risks inherent in servicing assets and liabilities. Refer also to paragraph 13A and 17.e of SFAS 140.

•

The specific disclosure requirements in paragraph 4.h of SFAS 156 for servicing assets and liabilities measured at fair value and for servicing assets and liabilities accounted for under the amortization method. For example, tell us where you have provided a description of the valuation techniques or other methods used to estimate the fair value of the servicing assts and liabilities. Refer to the specific disclosure requirements of paragraph 17.f and paragraph 17.g of SFAS 140.

Please refer to the response in Comment 6 above.

8.	We note the Company has not recorded a servicing asset or liability for the various securitization transactions for automobile leases and revolving transactions considering expected servicing costs were approximately equal to expected servicing income, which approximates market value. Please tell us and discuss in future filings the following:

•	Discuss how you consider changes in market rates as a basis for adjusting your evaluation as to whether a servicing asset or liability should be recorded subsequent to the date of securitization.

•	Refer to paragraphs 13A and 63 of SFAS 140 and interpretive response to Questions 82 and 90 in the AICPA Implementation Guide to SFAS 140, as revised for the issuance of SFAS 156.

Securities and Exchange Commission

September 10, 2008

The servicing fee for all of the Company’s automobile lease securitizations is set by contract, at the securitization date. Based upon the Company’s on-going experience in the vehicle lease securitization market, this rate has been and continues to be the prevailing market rate when compared to similar transactions. However, if these circumstances were to change, the Company would record and disclose the required information under SFAS 140 and SFAS 156.

Compensation Discussion and Analysis, page 20 of Schedule 14A

9.	You note that base salaries and other forms of compensation are to a significant extent developed using information regarding peer institutions. In future filings, please identify the members of these peer groups. Please advise us supplementally as to your intent.

The Company will comply with the Staff’s comment in future filings. For 2007, the peer group consisted of the following:

•	Webster Financial Corporation
•	Commerce Bancshares, Inc.
•	First Citizens BancShares, Inc.
•	TCF Financial Corporation
•	Fulton Financial Corporation
•	South Financial Group, Inc.
•	Citizens Republic Bancorp, Inc.
•	Bancorp South, Inc.
•	Valley National Bancorp
•	Sterling Financial Corporation
•	Wilmington Trust Corporation
•	International Bancshares Corporation
•	Whitney Holding Corporation
•	FirstMerit Corporation

10.

At the top of pages 22 and 24 you describe performance target values and ranges used to develop base salaries and equity grants. In future filings, please disclose the specific targets used with respect to such compensation for the named executive officers, and do so in such a way that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation supporting your conclusion. Furthermore, to the extent that you believe that the competitive harm caused by disclosure of any particular performance target would be different

Securities and Exchange Commission

September 10, 2008

than another, please discuss those targets separately in your analysis. Please refer also to Question 3.04 of Item 402 of Regulation S-K Interpretations available on our website at www.sec.gov.

Please refer to the response for Comment 11.

11.	We note that on page 22 you provide a number of factors used in deciding the level of base salary. With consideration disclosure in future filings, please explain how these impacted the base salaries in 2007. We also note that the actual salaries paid seem to be less than the contemplated base salaries. Please explain the committee’s work in revising the base salary. Regarding the disclosure on page 22, explain how the committee determined the actual equity grant levels from within the range considered. What is required is disclosure of the methodology used by the committee to determine the level of each compensation element. Please refer to Item 402(b)(1)(v) of Regulation S-K.

The following discussion responds to Comments 10 and 11. The Company will comply with the Staff’s comments in future filings. For 2007, with respect to both cash incentives and equity grants, there were no performance target values or ranges used because the Key Executive Incentive Plan for 2007 was cancelled. In fact, no cash bonuses were paid for 2007. A new incentive plan, the Susquehanna Incentive Plan has been adopted for 2008 and the Company will provide appropriate disclosure with respect to awards under this Plan in the Company’s 2008 Schedule 14A.

Instead, with respect to the base salary increases and equity grants made for 2007, the Compensation Committee of the Company reviewed the total compensation, including equity grants of similarly situated executives at peer companies noted in the Company’s response to Comment 9 and positioned the named executive officers for competitive purposes against those similarly situated executives. The Compensation Committee then compared the Company’s performance against the performance of the companies in the peer group. The Compensation Committee also evaluated the years of service of its named executive officers against the named executive officers of the companies in the peer group, as well as their education and experience and whether any of the named executives may be at risk from a competitive standpoint. Historically, the Company’s named executive officers’ salaries are on par with similarly situated executives at the peer companies, bonuses are 10% or less of that of their peers and equity grants are 20% or less of that of their peers. Finally, the Compensation Committee considered whether any extraordinary event occurred during the year that changed the scope of the executive’s responsibilities or whether the executive had been assigned a special task beyond the goals and objectives that should be taken into account in setting a named executive officer’s compensation.

For 2007, in addition to undertaking the evaluation described above, in setting base salaries, the Compensation Committee took into account the fact that no short-term incentive cash awards were paid to its named executive officers as well as the following special

Securities and Exchange Commission

September 10, 2008

circumstances with respect to each named executive officer: In addition to Mr. Duncan’s normal duties and responsibilities, he was responsible for chairing the acquisition of Community Bank. Mr. Hostetter was responsible for handling unusually complex portfolio issues in connection with the Company’s securitization business. For Mr. Francis, the Company was in the process of completing its largest asset management acquisition, and Mr. Francis’s responsibilities would double in terms of assets under management. Finally, Mr. Reuter was responsible for managing all of the foregoing executives during the period that the Company completed its largest bank acquisition and was in the process of completing its largest asset management acquisition.

The Staff has asked why the actual salaries paid are less than the contemplated base salaries. The increases in salaries typically do not take effect until March of the year in which the increase is authorized; therefore, when salary is looked at on an annualized basis, the increase is only reflected in three quarters of the year.

Related Person Transactions for 2007, page 53 of Schedule 14A

12.	In future filings, please revise to include the correct representations from Instruction 4.c to Item 404(a) of Regulation S-K. Specifically we note the words, “persons not related to the lender.”

In future filings, the Company will revise the relevant disclosure to state: “In accordance with the Company’s pre-approval policy, all of these transactions were made in the ordinary course of business, were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to the Company, and did not involve more than the normal risk of collectibility or present other unfavorable features.”

13.	In future filings, please revise to give the dollar value of all outstanding loans to officers and directors at the end of the year. Also, confirm if correct that these loans are performing based on their original terms.

In future filings, the Company will include the aggregate dollar value of all outstanding loans to officers and directors at the end of the year. All outstanding loans to officers and directors at December 31, 2007 were performing based upon their original terms.

*****

The Company’s acknowledgement of its responsibility for its disclosures, in the form requested by the Commission, signed by Drew K. Hostetter, Executive Vice President, Treasurer, and Chief Financial Officer, of the Company, accompanies this response.

If you have any questions, please feel free to contact me at (215) 963-5262.

Securities and Exchange Commission

September 10, 2008

Very truly yours,

/s/ Joanne R. Soslow

Joanne R. Soslow

cc:

William J. Reuter

Chairman and Chief Executive Officer

Susquehanna Bancshares, Inc.

26 North Cedar Street

Lititz, Pennsylvania 17543

[SUSQUEHANNA BANCSHARES, INC. LETTERHEAD]

September 10, 2008

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:        Gregory Dundas,

        Division of Corporation Finance

Re:        Susquehanna Bancshares, Inc.

              Form 10-K for the fiscal year ended December 31, 2007

              Filed February 29, 2008 File No. 1-33872

Dear Mr. Dundas:

In connection with the comment letter, dated August 29, 2008, sent by the Staff of the Securities and Exchange Commission (the “Commission”), with respect to the above referenced filing, Susquehanna Bancshares, Inc. (the “Company”) hereby acknowledges:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the above referenced filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have authorized our counsel, Morgan, Lewis & Bockius LLP, to prepare and submit, on behalf of the Company, a response to your specific comments.

Sincerely, SUSQUEHANNA BANCSHARES, INC.

By:	/s/ Drew K. Hostetter
Name: Drew K. Hostetter Title: Executive Vice President, Treasurer and Chief Financial Officer